

Merrill Lynch Media Fall Preview

September 17-18, 2007 – Los Angeles

Steve Lacy

Good morning. We appreciate the opportunity to share some insight on Meredith and the value that we offer investors.

Joining me is our Chief Financial Officer, Suku Radia, and our director of investor relations, Mike Lovell.

I'll start with a brief overview, review performance at our two operating groups and tell you about several initiatives underway to generate new sources of revenue. I'll provide some financial details, and then we will be happy to respond to your questions.

Handout-page 1-Top slide

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, along with the Company's earnings per share outlook for the first quarter and full fiscal year 2008.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2

This presentation includes certain forward-looking statements intended to serve as a reminder of the factors that could affect our business and its results over time.

This presentation also includes references to some non-GAAP financial measures such as EBITDA. The financial statements and tables that reconcile GAAP results and non-GAAP measures are always posted on the Meredith Web site.

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Meredith Media Footprint

- 25 subscription magazines
- 180 special interest publications
- 13 television stations
- 40+ Web sites
- 400 books
- Marketing relationships with America's leading companies



3

Let me begin with a quick overview of our Company. We have been in existence for more than 105 years. Most people know us best for our magazines, and we produce some of the most widely read publications in the industry. We own one of the most recognized brands - *Better Homes and Gardens*.

Meredith has evolved into much more than a traditional magazine or television company. In Publishing, our evergreen content differentiates us from newspapers and newsweeklies. We will continue distributing our content to our audience in whatever format and whatever media platform it desires.

In Broadcasting, our local news focus and our ability to leverage our Publishing brands distinguish our stations in the local markets. We are distributing our news content across multiple mediums including the Internet, cell phones and PDAs.

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Broad Customer Reach

- 85 million name database

- 75 million monthly magazine readers

- 10 percent of U.S. television households

- 12 million monthly unique online visitors

  

4

We have a large consumer reach.

• Our 85 million name database is one of the largest in the media industry, and we reach 75 percent of U.S. home-owning households. On average, our database contains hundreds of data points per name.

• Our magazines reach 75 million women. In particular, we have great expertise serving the baby-boom generation. The acquisitions we have made in recent years have given Meredith great brands serving the daughters of Baby Boomers. We have also established a leading position serving the rapidly growing Hispanic population.

• Our television stations reach about 10 percent of U.S. households.

• Our Web sites serve 12 million monthly unique visitors on average, which is a strong base upon which to build.

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Strong Online Businesses and Brands

- 43 Web sites: 25 Publishing; 18 Broadcasting

- 12 million unique visitors monthly

- 150 million page views monthly

- 2.8 million Internet subscriptions

- More than 1 million video clips streamed monthly

- Operating profit up more than 50%



5

Starting in the mid-90s, we have built a strong Internet presence complementing both our Publishing and Broadcasting activities. In 2002, we averaged 4 million monthly unique visitors, and that has grown to 12 million, as I just told you.

The Internet is an important tool to help generate subscriptions to support our magazine circulation activity. Internet subscriptions cost about half as much as traditional direct-mail sources. We generated nearly 3 million online orders during our last fiscal year.

As a result of our strong online businesses and brands, our online revenues and profits are growing at a rapid rate. Operating profit rose approximately 50 percent in fiscal 2007.

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Growth Strategies

- Maximize margin opportunity in Broadcasting

- Strengthen and grow Publishing business and brands

- Integrate and expand custom marketing businesses

- Expand online and video platforms

6

As we look ahead, there really are four key areas of focus:

We're growing our core Broadcasting business, where we continue to increase profit margins.

We continue to strengthen our Publishing business and brands.

Through our recent acquisitions and business wins, we are integrating and expanding our custom marketing business.

And we're expanding our online and video platforms to deliver our content through multiple media channels.

I will provide some detail about each one of these areas, starting with Broadcasting.

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Maximize Opportunity in Broadcasting
Portland
Flint-Saginaw
Springfield
Des Moines
Hartford
New York
Las Vegas
Kansas City
Phoenix
Nashville
Atlanta
Greenville
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Our broadcast footprint includes 13 over-the-air stations and two digital stations. Ten of our stations are in the country’s top 50 markets.

According to the latest rankings, our markets grew at an average rate of 2.8 percent, compared to the national average of 1.3 percent. Three of our markets – Las Vegas, Atlanta and Phoenix – ranked in the top 10 in growth. Atlanta grew nearly 5 percent, passing Washington to become the number 8 market. Phoenix is now 12, up from 13 a year earlier.

Our recently created Meredith Video Solutions group, which I will discuss in further detail, works primarily from three locations: New York, Des Moines and Portland.

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Broadcasting Growth Strategies

- Increase and monetize ratings

  – Expand and improve news

  – Execute sales strategies

- Grow new revenue streams

  – Develop Meredith Video Solutions

  – Capitalize on Web potential

8

To drive our Broadcasting Group, we're investing in our news product to grow ratings, and focusing on maximizing our sales efforts to monetize that ratings growth.

We're also creating new streams of revenue. With Meredith Video Solutions, we are capitalizing on the strength of our publishing brands, marrying them with our tremendous production expertise. In effect, we are giving life to our content.

There is also tremendous potential to grow the Web components of our broadcasting business, which I will discuss later in a broader overview of Meredith's online initiatives.

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Maximize Opportunity in Broadcasting

Late News - Big 3 Markets

	May 2002			May 2007		
	Rating	Share	Ad Rate	Rating	Share	Ad Rate
Atlanta	3.3	6	$650	3.6	7	$850
Phoenix	3.7	6	$400	5.9	10	$1,250
Portland	4.5	8	$600	6.7	13	$700

Ad rate = cost for a 30 second spot
Source: Nielsen HH Share

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Expanding and improving our news product is important because it drives 35 to 45 percent of a station's revenues. We put a great deal of emphasis on our Big 3 markets – Atlanta, Phoenix, and Portland.

This slide shows how important late news is to revenue growth and how we have monetized our ratings gains over the past few years. At our Phoenix station, our ad rate has tripled thanks to increased ratings and share.

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These initiatives and others are helping us capture the margin upside we frequently discuss.

We have produced strong EBITDA margin improvement in recent years, growing from slightly less than 29 percent in fiscal 2003 to 37.7 percent in fiscal 2007. Our goal is to get to 40 percent, which we think is achievable on a sustainable basis in the next political cycle.

Part of our growth in fiscal 2007 was driven by a record posting of $33 million in net political revenues.

Maximize Opportunity in Broadcasting





$56
$37
$11
$3
2001   2003   2005   2007

Fiscal Year

$ in millions, includes Cornerstones and branded promotions, local initiatives, online, retransmission fees and Meredith Video Solutions

11

Turning to non-traditional sources of revenue, our Cornerstone programs are unique and differentiate us in the local market with the ability to leverage our publishing brands, and repurpose the content from our magazines into print and on-air advertising schedules for the local advertiser.

Beyond those programs, we've got a couple of other revenue sources. In fiscal 2008, for example, we expect retransmission consent fees to total approximately $6 million, most of which will come from satellite providers. Our largest retransmission agreements run through December 2008.

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Maximize Opportunity in Broadcasting

Meredith Video Solutions

 

- Better.tv
- www.BHG.com

- Parents.tv
- www.parents.com

Better television show

12

Another key component to growing new revenue streams is Meredith Video Solutions, which produces broadcast quality video and secures its distribution across multiple platforms. Its work includes production of the Meredith broadband video network, which today consists of two mega-brands – Better and Parents.

Better.tv draws content from *Better Homes and Gardens, Ladies' Home Journal* and *More*. Parents.tv, launched in July, is backed by the brand authority of *Parents, American Baby, Family Circle, and Child*.

Content from both can be found online and on the Better daily lifestyle show.

Maximize Opportunity in Broadcasting

Collaborative Approach

- Publishing brands, content and promotion
- Broadcasting resources and production expertise
- Interactive Media traffic, sales and platform







Better Homes and Gardens
Easy Color Inside & Out
What's Cooking

Better Homes and Gardens
DAD'S DAY
Make Him Feel Special

Better.tv
Home. Family. Life.

13

The Meredith broadband video network is a collaborative effort between our publishing and broadcast groups.

Publishing contributes brands, content, knowledge of the consumer, and promotional pages in our magazines. Our Interactive Media group brings traffic, sales, marketing and technology resources to the table. And through Video Solutions, the Broadcasting Group applies its production resources and video expertise.

Better.tv and Parents.tv are part of our strategy to reach younger consumers – the daughters of Baby Boomer women – with our trusted brands whenever, wherever and however they want it. And these new products offer marketers another avenue to reach customers.



Maximize Opportunity in Broadcasting

Monetizing the *Better* Brand

- **Broadband network:**
  - Advertising spots
  - Sponsorships
  - Product placement

- **Television show:**
  - Local advertising
  - Sponsorships
  - Product placement
  - Syndication to other groups

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The business model for our broadband network is based on advertising. Advertisers to date include P&G, Kraft, General Electric, Kohler and KitchenAid.

On Better.tv, we are selling 15 second advertising spots. One spot plays per every three videos.

We are also selling exclusive and non-exclusive sponsorships of key channels such as Better Today. For an additional premium, sponsorships can include product placement in the video.

When it comes to the Better television show, we have four ways to generate revenue:

Local advertising

Sponsorships

Product placement, and

Syndication to other groups

Now, let's sample a brief promotional video of the Better program.

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NOTE: Video omitted

The Better lifestyle show airs across our station group.

We also recently signed a syndication agreement with Journal Broadcasting for *Better* on its stations in Milwaukee, Green Bay, Wisconsin, and Fort Myers, Florida.

Growth Strategies

- Maximize margin opportunity in Broadcasting

- Strengthen and grow Publishing business and brands

- Integrate and expand custom marketing businesses

- Expand online and video platforms

16

With that review of our Broadcasting group, I'll turn to our Publishing Group.






Strengthen Publishing Business and Brands

Meredith Speaks to Women on Subject Matter They Care About Most

75 Million Women at Every Adult Lifestage

| 19 MILLION YOUNG ADULTS | 13 MILLION YOUNG FAMILIES | 29 MILLION ESTABLISHED FAMILIES | 20 MILLION EARLY EMPTY NESTERS |

Today, Meredith is clearly the leading publisher serving women. Our reach to 75 million women every month easily surpasses the female reach of Time, Hearst, and Conde Nast. From new homeowners to new mothers to affluent empty nesters, we reach the full spectrum of consumers across life's stages. We provide the information and inspiration that fuels their key passions in the areas of home, family, and their health and well-being.

In *Better Homes and Gardens*, *Ladies' Home Journal*, *Family Circle*, and *Parents*, we own four of the most recognized brands in the industry. Many of our other titles also have tremendous upside potential, especially *More*, *Fitness*, and *Siempre Mujer,* our Spanish language lifestyle magazine. One of our recent acquisitions, *ReadyMade*, has a great opportunity to grow, expanding our reach to younger adults in their twenties and thirties. Obviously this is a very appealing demographic to advertisers.

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Publishing Growth Strategies

- Grow magazine business
  - Enhance vibrancy of brands
  - Build on strengthening sales performance
- Expand and integrate custom marketing business
- Expand online and video platforms

18

The Publishing Group touches consumers and serves advertisers in many different ways. Today, I will focus on 3 key growth strategies.

First, our magazine business is experiencing a resurgence in reader interest and advertising sales that, quite frankly, we haven't seen since the late 1990s. It is particularly evident in 4 key Meredith brands – *Better Homes and Gardens*, *Family Circle*, *Parents* and *More*.

Second, we are an established leader in the custom marketing business. This business is evolving and growing as well.

Finally, we are particularly proud of our growing online business. As we've emphasized numerous times at these gatherings, our mantra is profitable revenue growth in the online space. I'll give you color around our online initiatives inside our Publishing and Broadcasting groups.

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Strengthen Publishing Business and Brands

Better Homes and Gardens	*Family Circle*
• Re-crafted editorial product	• Editorial improvements
• Strong circulation	• New sales, marketing leadership
• Relaunched *BHG*.com	• Circulation initiatives
• Ad revenues up 8 percent	• Ad revenues up 16 percent




19

Beginning with magazines, our Flagship brand, *Better Homes and Gardens,* has a circulation of 7.6 million and readership of 40 million. It is arguably America's leading magazine and we have made excellent progress growing the brand. Since launching our re-crafted editorial product in early calendar 2007, readership has been up 5 to 10 percent on an issue by issue basis. On the circulation front, year-to-date renewal rates are up 5 percent and comparable newsstand sales are up 8 percent. The relaunched bhg.com is doing very well, as is advertising revenue.

Family Circle is experiencing tremendous growth as well. We've hired great sales and editorial talent and leadership. A new, cleaner design, is proving itself a hit.

Since buying the magazine two years ago, we've had great success at applying our more profitable direct-to-publisher circulation model to *Family Circle.* Today 60 percent of the circulation file is delivered via direct-to-publisher sources, double the 30 percent a little more than two years ago. We've added nearly one million new subscribers over the past two years.

Most importantly, advertising revenues are up 16 percent for the first nine months of calendar 2007 compared to the prior-year period.

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Strengthen Publishing Business and Brands

Parents

- New sales leadership
- Circulation initiatives
- Enhanced brand marketing
- Ad revenues up nearly 12 percent

More

- Editorial improvements
- New sales, marketing leadership
- Circulation initiatives
- Ad revenues up 16 percent


Parents
Parents.tv


More
More.com
AdvertisingAge
2006 Magazine of the Year

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Turning to *Parents*, we've strengthened an already powerful brand since acquiring it from Gruner + Jahr in 2005. We've hired aggressive sales leadership and applied Meredith's proven circulation strategies. Additionally, we've launched an exciting new online property and a broadband video channel. As a result, we're seeing an 11 percent gain in revenues so far this calendar year.

More, which we launched from scratch in 1998, targets sophisticated women over the age of 40. We were the first media company to successfully serve this very attractive audience.

We've increased the magazine's rate base several times, and plan to boost it again early next year to 1.2 million. We've extended the brand to events, including a model search and marathon that grow each year. *Ad Age* magazine named *More* its 2006 "Magazine of the Year."

More's advertising revenues were up a strong 22 percent in Calendar 2006, and so far in Calendar 2007, ad revenues are up another 28 percent.

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Strengthen Publishing Business and Brands

Advertising Revenues: Calendar Year-to-Date

	January - September 2006	January - September 2007
BHG	(-7%)	+8.5%
Family Circle	0%	+16%
Parents	(-8%)	+11.5%
More	+22%	+28%
TOTAL GROUP	0%	+8%

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Calendar issues

As a whole, our stronger performance means advertising revenues are up 8 percent so far this Calendar year, compared with flat performance for the year-to-date period in 2006.

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Advertising Category Mix

	Calendar 2001	Calendar 2007
Food	12%	19%
Pharmaceutical	7%	13%
Direct Response	17%	12%
Home	24%	11%
Cosmetics	7%	11%
Non-DTC	3%	6%
Retail	4%	4%
Travel	5%	4%

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I thought it would be insightful to show you how our advertising category mix has changed over time, given the acquisitions we've made that have diversified our portfolio. Here is a look at our top 8 advertising categories as a percent of advertising pages.

On the left you see Calendar 2001 – which as you recall was the last full year before Meredith purchased American Baby and really began reshaping our magazine portfolio. In 2005, we added the Gruner + Jahr titles, further strengthening our position in Food, Pharmaceutical and Cosmetics, and reducing our dependence on the Direct Response and Home categories.

On the right, you see our Calendar 2007 advertising mix, which illustrates the result of our portfolio diversification strategy.

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Growth Strategies

- Maximize margin opportunity in Broadcasting

- Strengthen and grow Publishing business and brands

- Integrate and expand custom marketing businesses

- Expand online and video platforms

23

With that review of our Publishing business, I'll turn to our strategy to integrate and expand our custom marketing business.

Meredith Integrated Marketing

- Strong heritage of custom publishing

- Deep breadth of services

- Transformative growth underway

- Not dependent on advertising



24

Meredith Integrated Marketing is the business-to-business arm of the company. We have a strong heritage of custom publishing, which we are rapidly expanding by adding a deep breadth of Customer Relationship Marketing services that are focused on a few key elements, which are:

• Increasing the loyalty of our clients' customers.

• Helping our clients boost the amount of products and services their customers purchase.

• Helping our clients find new customers and promoting their brands.

• Providing our clients with a measurable return on their investment.

As I'll demonstrate in the coming slides, we've been quickly transforming this business to strengthen our traditional business and position Meredith to better capture new opportunities.

The benefit to Meredith, beyond strengthening our ties to some of America's largest companies, is that it delivers a growing and profitable revenue source that is not dependent on advertising.

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Expand Custom Marketing Business

Kraft Food & Family

- Term: 3 years
- Custom magazine
  - 5 times a year
  - 10 million circulation
  - Multiple versions
- Email content


food & family
Summer's a breeze
desserts from paradise
mom's best cake, updated for today
food & family
Summer's a breeze
58
kraftfoods.com
food & family

25

Meredith has offered custom communications services for 40 years. And we continue to be strong in that area.

We were recently selected to handle the custom publishing work for Kraft's Food & Family program. This account comprises a custom magazine delivered five times a year to some 10 million consumers. It also includes content for a weekly email blast.

We will publish our first issue in summer 2008.

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Expand Custom Marketing Business
MIM (pre-OGM)
Custom Publishing — Content and Editorial Expertise
OGM
E-CRM Strategy — Web site design and build — E-Branding
Genex
Web site architecture — Application development — Leading edge visual design
NMS
WOM — Viral — Online Research — Consumer Monitoring

Over the last 18 months, we have purchased three online marketing companies that significantly broaden the scope of our custom marketing capabilities. Two of the three are based here in Los Angeles.

The first was OGM, which has strength in online publishing and marketing, particularly in e-crm strategy and branding for consumer packaged goods clients such as Nestle.

Genex adds strength in Web site architecture and application development specially relevant to clients in the automotive and financial services sector.

New Media Strategies is enhancing our capabilities in the rapidly developing category of word of mouth and viral marketing. This gives us opportunities across all our clients, and in fact, helps Meredith's own business.

These transactions have brought Meredith meaningful new client relationships. And we've been further rewarded by winning more business from existing Meredith clients.

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As an example of the deep breadth of services we can now deliver, here is a snapshot of the services we perform for Nestle in support of its Very Best Baby brand. We create and drop some 20 million pieces in the mail to pregnant and nursing moms, versioned by age and lifestage of their baby.

O'Grady Meyers creates the complementary Web site. To enhance the value of the program, we secure special offers for consumers from other national brands.

We create content for other media, such as video and DVD's, and drive sampling through promotions.

The program is measured on check redemption – and I'm pleased to say we have increased redemption rates by double digits in the past two years.

Our ability to deliver best in class communications disciplines in an integrated way creates great synergies – and higher returns on investment - for clients such as Nestle.

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Growth Strategies

- Maximize margin opportunity in Broadcasting

- Strengthen and grow Publishing business and brands

- Integrate and expand custom marketing businesses

- Expand online and video platforms

28

With that review of our custom marketing business, I'll turn to our efforts online.

Expand Online and Video Platforms

Growth Initiatives

- Strengthen position in core categories
- Expand into complementary categories
- Increase traffic and loyalty
- Aggressively grow revenue and profit



Better Homes
the Art of Choosing Color
Parents
School House Rock and the Great Space Coaster...
FOX 5
FOX 5 KVVU-TV
Healia
your search for health

29

There are four key strategies driving our Web business:

• Strengthening our position in Meredith’s core categories.

• Using Meredith’s brands and expertise to expand into new categories that are complementary to our traditional areas of focus. This includes Women’s Health and Well-Being.

• Continuing to develop and execute initiatives that increase the number of visitors to our sites and taking steps to encourage those visitors to spend more time while there. This applies to both our Publishing and Broadcasting online businesses.

• Finally, we’re focusing on strategies that add to our top and bottom lines.

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29

Expand Online and Video Platforms

Relaunch *BHG*.com

- New tools and guides
- Video library
- Page views, video streams up
- Ad revenues up 50 percent

Create Parenthood portal

- Combines *Parents*, *Family Circle*, *American Baby* and *Child* brands
- Strong community tools
- Broadband home for Parents.tv





30

Our flagship Web site, BHG.com has been a top 10 online portal in the home and shelter category for some time. Earlier this year, we took the first key step in our renewed online strategy by re-launching the site.

We've seen progress across the board. In fiscal 2007, we averaged 75 million monthly page views, compared to 65 million in the prior year. Time spent per visit – which Nielsen recently adopted as a standard metric - is up 12 percent. And since the debut of Better.tv, video streams have increased from 25,000 per month to 650,000.

Advertising revenues on BHG.com were up 50 percent in the fourth quarter of fiscal 2007.

In July we launched a new parenthood portal designed to be a leading online destination for parents. New parents are heavy users of the Web. Parents.com serves as the launch pad site for all of our online parenting activities, including Parents.tv.

Advertisers are responding. We recently agreed to a one-year, multi-million dollar cross-platform media and content licensing partnership with Target that includes advertising spending in *Parents* magazine and on Parents.com. Other sponsors at launch included Land Rover, JVC, General Mills and Procter & Gamble.

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Expand Online and Video Platforms

Enhance Broadcasting Sites

- Invested in new technology
- Redesigned all Web sites
- Added dedicated creative personnel
- Hired dedicated Internet sellers

Results

- Traffic up significantly
- Revenues more than doubled in FY2007



31

Turning to our Broadcasting web activity, our goal is to become the local portal of choice in our markets.

We have made a lot of enhancements, including:

• Investing in new technology

• Redesigning all of our Web sites

• Adding dedicated writers and editors focused only on the Web

• Hiring dedicated Internet sellers.

The results have been encouraging. The sites at our three largest markets experienced strong growth in unique visitors and page views this spring. Additionally, over 1 million video clips were downloaded across our station group sites over the last year.

We were able to convert that success into dollars. Online advertising revenues more than doubled from the prior-year.

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As a result of our activities, revenues and profits are growing. Our revenue growth is highlighted on the graph at left on this slide, indexed to 2005. We have grown revenues 50 percent annually and operating profit exponentially over this time period.

We're experiencing this success because we are set up to sell in many ways to make our sites more attractive to different types of advertisers. For example, we can sell based on scale or deep vertical niches such as food or parenting. We can also create custom programs.

And now I'll turn to Suku, who will touch on our financial performance.

Handout-page 17-Bottom slide


Outstanding EPS Growth
20% CAGR
$1.59
$2.00
$2.50
$2.87
$3.29
2003
2004
2005
2006
2007
Fiscal 2003-2006 - Diluted EPS from continuing operations before cumulative effect of changes in accounting principles
Fiscal 2007 – Diluted core earnings per share
33

Suku Radia:

Thank you Steve.

We continue to produce outstanding earnings growth.

Over the past five years, our earnings per share has delivered a compounded annual growth rate of 20% (19.9%).

Handout-page 18-Top slide

Strong Cash Flow

Fiscal 1998 through Fiscal 2007

Free Cash Flow	$1,100*
Net Debt	500
Deferred Taxes	200
Stock Option Exercises	200
Available Cash	**$2,000**
Acquisitions, Net of Dispositions	$1,200
Share Repurchases	600
Dividends	200
Utilization of Cash	**$2,000**

*Defined as net earnings plus depreciation and amortization less capital expenditures excluding special items
$ in millions

34

We have a strong track record of generating cash, and we believe we've used that cash well to grow our business and reward our shareholders.

Over the past decade, we have generated more than $1.1 billion of free cash flow, which is defined as net earnings plus depreciation and amortization, less capex and excluding any special items. In a typical year, our free cash flow runs at 115 percent of net earnings.

We have completed approximately $1.2 billion in net acquisitions. We want to continue executing accretive acquisitions, similar to *American Baby* and Gruner + Jahr, every few years.

We have a consistent track record of returning capital to our shareholders through share repurchases and dividends.

Current Debt Structure

- $460 million total debt

- 5.0% cost of debt

- 1.3x debt to EBITDA

- 3.75x maximum debt to EBITDA

As of July 31, 2007

35

Our current debt is $460 million and the average cost is 5 percent. Our debt-to-trailing 12 month EBITDA ratio is 1.3, which provides plenty of opportunity for acquisitions. Our debt covenants allow a debt-to-EBITDA ratio of 3.75 to 1.

We retired $90 million in debt in fiscal 2007.



We have paid dividends for 60 consecutive years, and increased our dividend for 13 straight years. Over the last 10 years, we have increased the dividend at an 11 percent compounded annual growth rate.

In January, we raised our quarterly dividend rate 16 percent, on top of a 14 percent increase in the prior fiscal year of 2006, and a 17 percent increase in the year before that, fiscal 2005.

Handout-page 19-Bottom slide



We increased our repurchase activity substantially in recent years. We repurchased over 1 million shares in fiscal 2007.

As you are all aware, there has been a fair degree of volatility in the market in recent weeks. Since touching a high-water mark of $63.41 on June 5, shares of Meredith are current trading between 10 and 15 percent off that high.

Looking at our shares from a forward price-to-earnings multiple, we see a significant discount from our average over the past 5 years. As a result, we have viewed the past few weeks as an attractive opportunity to buy back shares.

We have acquired nearly 900,000 shares in the first fiscal quarter of 2008.

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Fiscal 2008 Outlook

September 2007

• Publishing advertising revenue	Up Low double digits
• Broadcast pacings	Down Mid-to-high single digits
• Q1 Fiscal 2008 earnings per share	$0.67
• Fiscal 2008 earnings per share	$3.50-$3.55

38

Now, let me turn to our fiscal 2008 outlook. Since the outlook presented on our July 25 conference call, fiscal first quarter Publishing revenues have strengthened, while Broadcasting revenues have weakened. Currently, Publishing advertising revenues are expected to be up in the low double digits for the first quarter. Broadcast pacings at this time are down in the mid-to-high single digits.

As a result, we expect first quarter earnings per share to be approximately $0.67, up a penny from what we discussed at our July 25 conference call. In the first quarter of fiscal 2007, we earned $0.62.

Consistent with the outlook presented at our July 25 conference call, we expect full-year fiscal 2008 earnings per share to range from $3.50 to $3.55.

In fiscal 2008, we are cycling against $33 million of net political advertising revenues recorded in fiscal 2007, and absorbing an annualized postal rate increase of more than $13 million. As a result, fiscal 2008 earnings growth is expected to occur primarily in the back half of the year.

As outlined in our Safe Harbor statement, I want to remind you that a number of uncertainties still remain that can affect our results.

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Summary: Growth Strategies

- Maximize margin opportunity in Broadcasting

- Strengthen and grow Publishing business and brands

- Integrate and expand custom marketing businesses

- Expand online and video platforms

39

Steve Lacy:

In conclusion, as we look to the year ahead, we continue to focus on four key areas:

• Maximizing the margin opportunity in our Broadcasting business

• Strengthening and growing our Publishing business and brands

• Integrating and expanding our custom marketing business

• Expanding our online and video platforms

Now, we welcome your questions.

Handout-page 21-Top slide


Meredith
Merrill Lynch Media Fall Preview
September 17-18, 2007 – Los Angeles

Handout-page 21-bottom slide